Currenc Group Inc..

410 North Bridge Road

SPACES City Hall

Singapore

October 10, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alyssa Wall

Re:	Currenc Group Inc.
Registration Statement on Form S-1
Filed September 30, 2024
File No. 333-282408

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Currenc Group Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, October 15, 2024, or as soon as practicable thereafter.

Very truly yours,
Currenc Group Inc.

/s/ Ronnie Ka Wah Hui
Ronnie Ka Wah Hui
General Counsel

cc:	Nelson Mullins Riley & Scarborough LLP
Zalak Raval